MDS Completes Acquisition of Molecular Devices

Toronto, Canada, March 28, 2007 - MDS Inc. (NYSE:MDZ; TSX: MDS), a leading provider of products and services to the global life sciences markets, announced today that it has completed the acquisition of Molecular Devices Corporation.

This merger follows the successful completion of the tender offer by MDS for all of the shares of Molecular Devices for the price of $35.50 per share. At the time the merger became effective, MDS owned in excess of 90% of Molecular Devices' issued and outstanding shares. As a result of the merger, any Molecular Devices shares not tendered in the tender offer have been converted into the right to receive $35.50 per share. Computershare Trust Company, N.A., which is acting as paying agent for the merger, will mail materials to non-tendering shareholders to be used to surrender certificates for the merger consideration.

Following the expiration of the initial offering period, MDS launched a new business unit called MDS Analytical Technologies, combining the Molecular Devices and MDS Sciex businesses to serve the most prestigious pharmaceutical, biotechnology, government, and academic laboratory customers with innovative solutions to improve the speed and efficacy of their drug discovery and development efforts. MDS Sciex President, Andy Boorn, Ph.D. will lead the new unit and will launch integration plans immediately to bring together two businesses that had revenues of approximately US$432 million in 2006, and more than 1,100 employees with over 250 scientists and engineers.

With the completion of this acquisition, Molecular Devices’ shares were delisted from the NASDAQ Global Select Market and ceased trading at the close of business yesterday.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 6,200 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

About MDS Analytical Technologies

MDS Analytical Technologies is the newly established MDS Inc. business unit and is a world-class organization comprised of two main lines of business. The Sciex product portfolio offers proven market leadership in mass spectrometry through its joint ventures with two of the world’s leading analytical instrumentation and life sciences companies, Applied Biosystems, a business of the Applera Corporation and PerkinElmer Inc.   The Molecular Devices product portfolio is the gold standard in high-performance bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.   Find out more at www.mdssciex.com or www.moleculardevices.com.

For further information contact:

Investors:
Sharon Mathers
Senior Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com

Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com

Disclaimers

This press release contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties, including risks to both companies that the acquisition of Molecular Devices will not be consummated as the transaction is subject to certain closing conditions, if the transaction is consummated, there will be risks and uncertainties related to MDS’ ability to successfully integrate the two companies. MDS’ and Molecular Devices’ actual results could differ materially from those currently anticipated due to these risks and a number of other factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the respective products of MDS and Molecular Devices, the development of new products, the degree of market penetration of the respective products of MDS and Molecular Devices, and other factors set forth in reports and other documents filed by MDS and Molecular Devices with Canadian regulatory authorities and the U.S. Securities and Exchange Commission from time to time. Molecular Devices and MDS are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.